Undertaking Letter

Date: June 16, 2026

To: Global Aesthetic Medical Group, Inc.

I, Ngai Ki Yan Carolyn, as the majority shareholder and director of Global Aesthetic Medical Group, Inc., hereby make the following undertakings:

1. Provision of Office Space

I undertake to provide the principal office located at 7950 NW 53rd Street, Suite 337,Miami, FL 33166, to Global Aesthetic Medical Group, Inc.(the “Company”) free of charge for a period of 18 months from the effective date of this Undertaking Letter. During such 18-month period, the Company shall have the right to use the office space for its normal business operations, provided that any applicable laws and regulations require otherwise.

2. Loan to the Company

In order to complete the Regulation A offering of the Company and proceed its operations in the next 12 months, the Company still needs approximately USD 60,000.00 to support its development. Therefore, I, Ngai Ki Yan Carolyn, hereby commit to provide a loan to the Company in an amount not exceeding USD 80,000.00 to (i) complete this offering, and (ii) proceed with its operations within the next 12 months, if offering proceeds are less than registration costs and to support its development and operation within the next 12 months.

I am fully aware of the significance of the aforesaid undertakings to the smooth operation and sustainable development of the Company. I hereby affirm our full and sincere intention as well as my binding obligation, to fully and faithfully fulfill such undertakings.

By: /s/ Ngai Ki Yan Carolyn

Name: Ngai Ki Yan Carolyn

Title: Majority Shareholder